
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 3, 2026

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)


Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)


110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 3, 2026, Joseph M. Erlinger, Executive Vice President of McDonald's Corporation (the "Company") and President of McDonald's USA, provided notice to the Company of his intention to leave his current role, effective August 4, 2026. Mr. Erlinger will serve in an advisory role until early 2027 to facilitate an orderly transition. There is no change to his compensation.

Item 7.01. Regulation FD Disclosure.

In connection with Mr. Erlinger's departure, the Company's Board of Directors appointed Skye Anderson to be Executive Vice President and President of McDonald's USA, effective August 4, 2026. Ms. Anderson, a Company executive with more than 26 years of McDonald's experience, most recently served as Chief Operating Officer of McDonald's USA.

On August 4, 2026, the Company issued a press release announcing the management transition described in this Current Report on Form 8-K. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01 is furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, and shall not be incorporated by reference in any filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01.   Financial Statements and Exhibits.

(d)   *Exhibits.*

99.1   Press Release of McDonald's Corporation issued August 4, 2026: McDonald's Appoints Skye Anderson as President of McDonald's USA

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 4, 2026   By: /s/ Jeffrey J. Pochowicz
                                                         Jeffrey J. Pochowicz
                                                         Vice President – Associate General Counsel and
                                                         Corporate Secretary

Exhibit 99.1

McDonald's Appoints Skye Anderson as President of McDonald's USA

Proven McDonald's executive to lead the Company's largest market, advancing growth strategy across the U.S. and strengthening value and experience

Brings deep operational expertise, strong financial leadership and a proven track record of driving performance across major markets and geographies.

 CHICAGO, August 4, 2026 — McDonald's Corporation today announced that **Skye Anderson**, a Company executive with more than 26 years of McDonald's experience, has been appointed President, McDonald's USA, effective today. Her appointment reflects the Company's focus on improving everyday restaurant experience, strengthening value offerings for customers and driving long-term profitable growth across the U.S. business. In this role, Anderson will oversee nearly 14,000 restaurants across the United States and lead the Company's largest market as the organization advances **McDonald's > NEXT**, its strategy to be customers' first choice while unlocking growth and productivity across the System.

Anderson succeeds **Joe Erlinger**, who has decided to leave the Company after more than two decades with McDonald's, including almost seven years leading the U.S. business.

Anderson's appointment follows a deliberate leadership transition plan initiated earlier this year with her return to McDonald's USA as Chief Operating Officer, with the goal of helping ensure continuity and to prepare her to lead the Company's largest market.

"Skye combines deep operational discipline with strong financial judgment and has earned the trust of Owner/ Operators, suppliers and employees," said Chris Kempczinski, Chairman and Chief Executive Officer, McDonald's Corporation. "I've had the opportunity to work closely with Skye throughout much of her career, and I've repeatedly turned to her to lead some of our most important businesses and transformation efforts because she's a proven change agent who can act with urgency to mobilize our System."

"As we bring McDonald's > NEXT to life, the U.S. business has a critical role to play in translating our ambition into action for customers, crew and Owner/Operators," added Kempczinski. "Having led the U.S. business myself, I understand the opportunities and challenges ahead. Skye knows that great strategies only matter if they create better outcomes in restaurants. I look forward to working closely with her and the U.S. leadership team to help accelerate performance and unlock the significant opportunity in front of us, and I have tremendous confidence that she is the ideal leader for this next phase of our U.S. business."

Anderson's Experience Across the McDonald's System

Few leaders have worked across as many parts of the McDonald's System as Anderson. Her career reflects the breadth of the McDonald's System and gives her a unique perspective on the dynamics of the U.S. business and the opportunities ahead. Her experience spans finance leadership in Australia, field and zone leadership across the United States, the creation of the Company's Global Business Services and, most recently, leadership of U.S. operations as Chief Operating Officer.

Anderson has helped drive results while leading through periods of transformation and growth. Over a four-year tenure as head of the U.S. West Zone, she helped support strategic initiatives that modernized a base of more than 5,700 restaurants, drove comparable sales growth of more than 30 percent, and increased average restaurant unit cash flow by $100,000. She has repeatedly demonstrated an ability to translate strategy into execution and deliver results across different parts of our business.

"McDonald's has always been at its best when we harness the strength of our unique System to serve customers and communities," said Anderson. "I am honored to lead the U.S. business and build on the strong foundation already in place. Together with our Owner/Operators, suppliers and employees, we'll remain focused on serving great food,

Exhibit 99.1

delivering exceptional experiences, earning the right to be our customers' first choice and bringing McDonald's > NEXT to life across our restaurants every day."

Recognizing Erlinger's Contributions

Kempczinski also recognized Erlinger's significant contributions to McDonald's.

"Joe has made a tremendous impact on McDonald's throughout his more than 20-year career," said Kempczinski. "As President of McDonald's USA, he helped guide the business through a period of significant change while strengthening our digital capabilities, franchise system and operational foundation. Joe leaves an indelible mark on our culture and business, and we are grateful for his leadership and contributions."

Erlinger will work closely with Anderson to ensure a seamless leadership transition and serve as an advisor until early 2027.

About McDonald's
McDonald's is the world's leading global foodservice retailer with over 45,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.